UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03763A207

(CUSIP Number)

Tin Kin Lee, Esq.

Tin Kin Lee Law Offices

1811 Fair Oaks Avenue

South Pasadena, CA 91030

(626) 229-9828

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03763A207	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Allied Physicians of California, A Professional Medical Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,506,191(1)(2)
	8	SHARED VOTING POWER 1,626,507(1)(2)
	9	SOLE DISPOSITIVE POWER 7,132,698
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 7,132,698
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)	As described in the definitive proxy statement filed by Apollo Medical Holdings, Inc., a Delaware corporation (the “Issuer”), with the Securities and Exchange Commission on April 28, 2023, pursuant to a Voting and Registration Rights Agreement between the Issuer and Allied Physicians of California, A Professional Medical Corporation, a California professional corporation (the “Reporting Person”) entered into on September 11, 2019, any vote by the Reporting Person in excess of 9.99% of the Issuer’s then-outstanding shares of common stock, $0.001 par value per share (“Common Stock”), will be voted by proxy given to the Issuer’s management, and that proxy will cast the excess votes in the same proportion as all other votes cast on the matter by the Issuer’s stockholders.

(2)	Calculated based on 58,283,589 shares of Common Stock issued and outstanding as of October 31, 2023 (which includes shares held by the Reporting Person, which are treated by the Issuer as treasury shares for accounting purposes), minus 3,166,561 shares of Common Stock repurchased by the Issuer from the Reporting Person on November 14, 2023.

CUSIP No. 03763A207	13D	Page 3 of 7 Pages

This Amendment No. 7 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed by Allied Physicians of California, A Professional Medical Corporation, a California professional corporation (the “Reporting Person”) with the Securities and Exchange Commission on December 19, 2017 (as amended by the Reporting Person, the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

This Amendment is filed by the Reporting Person, a California professional corporation. The Reporting Person’s principal business is providing or arranging to provide medical services as an independent physician practice association. The principal business address of the Reporting Person is 1668 S. Garfield Avenue, 2nd Floor, Alhambra, California 91801.

Information regarding the identity and background of each executive officer and director of the Reporting Person is set forth on Schedule A to this Statement.

None of the Reporting Person or, to the Reporting Person’s knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Person or, to the Reporting Person’s knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 6, 2023, the Reporting Person entered into a stock repurchase agreement with the Issuer, pursuant to which the Issuer agreed to repurchase approximately $100 million of the Issuer’s Common Stock from the Reporting Person. Pursuant to such agreement, on November 14, 2023, the Issuer repurchased 3,166,561 shares of Common Stock, at a purchase price per share of $31.58, from the Reporting Person.

The Reporting Person acquired the Common Stock reported in this Statement for investment purposes. The Reporting Person may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by it in open-market transactions or privately negotiated transactions, on such terms and at such times as it may deem advisable. The Reporting Person may engage in hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Person may deem advisable, subject to applicable law.

The Reporting Person does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by officers or directors of the Reporting Person in their capacity as an officer and/or director of the Issuer or by the Board of Directors of the Issuer with their participation. The Reporting Person reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investments in the Issuer, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 03763A207	13D	Page 4 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns in the aggregate 7,132,698 shares of Common Stock, which represents approximately 12.9% of the Issuer’s outstanding shares of Common Stock.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 58,283,589 shares of Common Stock reported by the Issuer as outstanding as of October 31, 2023 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (which includes shares held by the Reporting Person, which are treated by the Issuer as treasury shares for accounting purposes), minus 3,166,561 shares of Common Stock repurchased by the Issuer from the Reporting Person on November 14, 2023.

(b)	The Reporting Person beneficially owns, and has the sole and shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the table set forth on the cover page to this Statement.

(c)	On November 14, 2023, the Reporting Person sold 3,166,561 shares of Common Stock to the Issuer, at a price per share of $31.58, pursuant to a stock repurchase agreement entered into with the Issuer. The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Stock Repurchase Agreement, dated November 6, 2023, between the Reporting Person and the Issuer (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on November 7, 2023).

CUSIP No. 03763A207	13D	Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2023

ALLIED PHYSICIANS OF CALIFORNIA, A PROFESSIONAL MEDICAL CORPORATION

By:	/s/ Thomas S. Lam
Name: Thomas S. Lam, M.D.
Title: Chief Executive Officer and Chief Financial Officer

CUSIP No. 03763A207	13D	Page 6 of 7 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each executive officer and director of the Reporting Person:

Name (Position with Reporting Person)	Principal Occupation	Citizenship	Business Address	Number and Percentage of Shares of Issuer Common Stock Owned (1)(2)	Transactions during the past 60 days
Kenneth Sim, M.D. (Chairman and Director)	Executive Chairman of Issuer	United States	1668 S. Garfield Ave., 2nd Floor Alhambra, CA 91801	1,202,065 (2.18%)(3)	None
Thomas Lam, M.D. (Chief Executive Officer, Chief Financial Officer and Director)	Co-Chief Executive Officer and Director of Issuer	United States	1668 S. Garfield Ave., 2nd Floor Alhambra, CA 91801	1,515,734 (2.74%)(4)	None
Paul Liu, M.D. (Corporate Secretary and Director)	Physician	United States	2233 Huntington Dr., #10 San Marino, CA 91108	1,604,425 (2.91%)	None
Paul Chu, M.D. (Chief Medical Officer and Director)	Physician	United States	945 N. Hill Street Los Angeles, CA 90012	294,008 (0.53%)	None
Albert Young, M.D. (Senior Executive Vice President and Director)	Chief Administrative Officer of Issuer	United States	1668 S. Garfield Ave., 2nd Floor Alhambra, CA 91801	1,184,749 (2.15%)	None
Dennis Chan, M.D. (Director)	Physician	United States	120 W. Hellman Ave., #201 Monterey Park, CA 91754	1,648,980 (2.99%)	None
Lei Ding, M.D. (Director)	Physician	United States	1661 Hanover Rd., #101 City of Industry, CA 91748	132,665 (0.24%)	None
Pen Hong Lee, M.D. (Director)	Physician	United States	600 N. Garfield Ave., #110 Monterey Park, CA 91754	1,216,303 (2.21%)	None
Su Kin Lee, M.D. (Director)	Physician	United States	1418 S San Gabriel Blvd., #C San Gabriel, CA 91776	46,336 (0.08%)	None
Hong Liang, M.D. (Director)	Physician	United States	3105 Del Mar Ave., Rosemead, CA 91770	—	None
Peter Ma, M.D. (Director)	Physician	United States	624 W. Duarte Rd., #208 Arcadia, CA 91007	—	None
Lakhi Sakhrani, M.D. (Director)	Physician	United States	333 S. Garfield Ave., 2nd Floor #H Alhambra, CA 91801	1,923,293 (3.49%)	None
Theresa Tseng, M.D. (Director)	Physician	United States	1153 S. Garfield Ave., Alhambra, CA 91801	1,000,000 (1.81%)	None
Wei Wang, M.D. (Director)	Physician	United States	223 N. Garfield Ave., #208 Monterey Park, CA 91754	75,000 (0.14%)	None
Wan Yao, M.D. (Director)	Physician	United States	228 N. Garfield Ave., #302 Monterey Park, CA 91754	185,264 (0.34%)	None

CUSIP No. 03763A207	13D	Page 7 of 7 Pages

(1)	Does not include any shares of Common Stock held by the Reporting Person.

(2)	The percentage ownership of shares of Common Stock set forth in this table is based on the 58,283,589 shares of Common Stock reported by the Issuer as outstanding as of October 31, 2023 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (which includes shares held by the Reporting Person, which are treated by the Issuer as treasury shares for accounting purposes), minus 3,166,561 shares of Common Stock repurchased by the Issuer from the Reporting Person on November 14, 2023. Except as indicated by the footnotes below, the Reporting Person believes that the persons named in the table have sole voting and dispositive power with respect to all shares of the Issuer’s Common Stock that they beneficially own, subject to applicable community property laws.

(3)	Dr. Sim directly holds 291,859 shares of Common Stock and options to purchase 116,405 shares of Common Stock that are exercisable within 60 days of the filing of this Statement and may be deemed to beneficially own 42,996 shares of Common Stock held by the Kenneth T. Sim Pension Plan Trust U.A. dated 12/18/2007, 230,688 shares of Common Stock held by a grantor retained annuity trust for the benefit of Dr. Sim and his children, and 520,117 shares of Common Stock held by the Kenneth T & Simone S Sim Family Trust U/A dated 11/07/2013. Dr. Sim disclaims beneficial ownership of the shares held by such trusts except to the extent of his pecuniary interest therein.

(4)	Dr. Lam directly holds 291,855 shares of Common Stock and options to purchase 116,405 shares of Common Stock that are exercisable within 60 days of the filing of this Statement and may be deemed to beneficially own 1,107,474 shares of Common Stock held by the Thomas and Jeanette Lam 2002 Family Trust U/A dated 09/06/2002. Dr. Lam disclaims beneficial ownership of the shares held by such trust except to the extent of his pecuniary interest therein.